

INVESTMENT AGREEMENT

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INVESTMENT AGREEMENT

This is an Investment Agreement, by and between **Biscuit & Counter** (the "Company") and the purchaser identified on the Investor Information Sheet ("Purchaser").

BACKGROUND

Purchaser wishes to purchase a Revenue Sharing Note issued by the Company through www.Mainvest.com (the "Site"). NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1. Defined Terms

Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C and its attachments, all available at the Site. In this Investment Agreement, we refer to the Form C and its attachments as the "Disclosure Document." We sometimes refer to the Company using terms like "we" or "us," and to Purchaser using terms like "you" or "your."

2. Purchase of Note

Subject to the terms and conditions of this Investment Agreement, the Company hereby agrees to sell to you, and you hereby agree to purchase from the Company, a promissory note as described in the Disclosure Document, in the amount set forth on the Investor Information Sheet. We refer to your promissory note as the "Note."

3. No Right to Cancel

You do not have the right to cancel your subscription or change your mind. Once you sign this Investment Agreement, you are obligated to purchase the Note, no matter what, even if the Offering is over-subscribed and the amount of your Note is reduced.

4. Our Right to Reject Investment

In contrast, we have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

5. Your Promises

You promise that:

5.1. Accuracy of Information

All of the information you have given to us, whether in this Investment Agreement, at the Site, or otherwise, is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are harmed as a result, you will indemnify us, meaning you will pay any damages.

5.2. Review of Information

You have read and understand the Disclosure Document. Without limiting that sentence, you have read and understand the Note and the Revenue Sharing Agreement.

5.3. Risks

You understand all the risks of investing, including the risk that you could lose all your money. Without limiting that statement, you have reviewed and understand all the risks listed in the Educational Materials at the Site and in the Disclosure Document.

5.4. No Representations

Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

5.5. Opportunity to Ask Questions

You have had the opportunity to ask questions about the Company and the investment. All your questions have been answered to your satisfaction.

5.6. Your Legal Power to Sign and Invest

You have the legal power to sign this Investment Agreement and purchase the Note.

5.7. No Government Approval

You understand that no state or federal authority has reviewed this Investment Agreement or the Note or made any finding relating to the value or fairness of the investment.

5.8. No Transfer

You understand that under the terms of the Revenue Sharing Agreement, the Note may not be transferred without our consent. Also, securities laws limit transfer of the Note. Finally, there is currently no market for the Note, meaning it might be hard to find a buyer. As a result, you should be prepared to hold the Note through its maturity.

5.9. No Advice

We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

5.10. Tax Treatment

We have not promised you any particular tax outcome from buying or holding the Note.

5.11. Acting On Your Own Behalf

You are acting on your own behalf in purchasing the Note, not on behalf of anyone else.

5.12. Investment Purpose

You are purchasing the Note solely as an investment, not with an intent to re-sell or "distribute" any part of it.

5.13. Anti-Money Laundering Laws

Your investment will not, by itself, cause the Company to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

5.14. Additional Information

At our request, you will provide further documentation verifying the source of the money used to purchase the Note.

5.15. Disclosure

You understand that we may release confidential information about you to government authorities if we determine, in our sole discretion after consultation with our lawyer, that releasing such information is in the best interest of the Company or if we are required to do so by such government authorities.

5.16. Additional Documents

You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

5.17. No Violations

Your purchase of the Note will not violate any law or conflict with any contract to which you are a party.

5.18. Enforceability

This Investment Agreement is enforceable against you in accordance with its terms.

5.19. No Inconsistent Statements

No person has made any oral or written statements or representations to you that are inconsistent with the information in this Investment Agreement and the Disclosure Materials.

5.20. Financial Forecasts

You understand that any financial forecasts or projections are based on estimates and assumptions we believe to be reasonable but are highly speculative. Given the industry, our actual results may vary from any forecasts or projections.

5.21. Notification

If you discover at any time that any of the promises in this section 5 are untrue, you will notify us right away.

5.22. Additional Promises by Individuals

If you are a natural person (not an entity), you also promise that:

5.22.1. U.S. Citizen or Resident

You are a citizen or permanent resident (green card) of the United States.

5.22.2. Financial Wherewithal

You can afford this investment, even if you lose your money. You don't rely on this money for your current needs, like rent or utilities.

5.22.3. Anti-Terrorism and Money Laundering Laws

None of the money used to purchase the Note was derived from or related to any activity that is illegal under United States law, and you are not on any list of "Specially

Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor are you a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

6. Confidentiality

The information we have provided to you about the Company, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the Note.

7. Re-Purchase of Note

If we decide that you provided us with inaccurate information or have otherwise violated your obligations, or if required by any applicable law or regulation related to terrorism, money laundering, and similar activities, we may (but shall not be required to) repurchase your Note for an amount equal to the principal amount outstanding.

8. Governing Law

Your relationship with us shall be governed by Massachusetts law, without taking into account principles of conflicts of law.

9. Arbitration

9.1. Right to Arbitrate Claims

If any kind of legal claim arises between us as a result of your purchase of the Note, either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, disputes arising under the Note or the Revenue Sharing Agreement will be handled in the manner described in the Revenue Sharing Agreement.

9.2. Place of Arbitration; Rules

All arbitration will be conducted in Massachusetts unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

9.3. Appeal of Award

Within thirty (30) days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within thirty (30) days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

9.4. Effect of Award

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

9.5. No Class Action Claims

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

10. Consent to Electronic Delivery

You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address so we can send information to the new address.

11. Notices

All notices between us will be electronic. You will contact us by email at the address indicated on the Company Signature Page below. We will contact you by email at the email address below. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

12. Limitations on Damages

WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

13. Waiver of Jury Rights

IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

14. Miscellaneous Provisions

14.1. No Transfer

You may not transfer your rights or obligations.

14.2. Right to Legal Fees

If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

14.3. Headings

The headings used in this Investment Agreement (e.g., the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

14.4. No Other Agreements

This Investment Agreement and the Exhibits attached hereto are the only agreements between us.

14.5 Electronic Signature

You will sign this Investment Agreement electronically, rather than physically.

COMPANY SIGNATURE PAGE

Intending to be bound by this Investment Agreement and the Exhibits attached hereto, the Company has executed this document:

Signature:	Marlo Dawn Sandler
Name:	Marlo Dawn Sandler
Title:	owner
Date:	09/27/2021
Email Address:	marlo@biscuitandcounter.com

INVESTOR INFORMATION SHEET

If Purchaser is an entity

Name of Purchaser: _____ Name of Afflicated Person: _____

Email Address: _____ Title: _____

Mailing Address: _____ State of Organization: _____

_____

_____

ADDITIONAL TERMS

Investment Amount: _____

Revenue Percentage: _____

Principal Amount: _____

Purchaser Percentage: _____

INVESTOR SIGNATURE

Signature: _____

Date: _____

EXHIBIT A

REVENUE SHARING NOTE

THIS REVENUE SHARING NOTE (THE "NOTE") HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD OR TRANSFERRED WITHOUT THE CONSENT OF THE COMPANY AND COMPLYING WITH SECURITIES LAWS.

THIS NOTE REPRESENTS THE OBLIGATION OF **Biscuit & Counter** (THE "COMPANY") AND WAS ISSUED PURSUANT TO (i) AN OFFERING MEMORANDUM FILED WITH THE SEC IN CONJUNCTION WITH THE COMPANY'S FORM C, AND (ii) THE INVESTMENT AGREEMENT, WHICH ARE AVAILABLE FOR REVIEW AT WWW.MAINVEST.COM (THE "SITE").

CAPITALIZED TERMS THAT ARE NOT OTHERWISE DEFINED IN THIS NOTE HAVE THE MEANINGS GIVEN TO THEM IN THOSE DOCUMENTS.

Issuer	Biscuit & Counter
Maximum Payment Multiple[2] - Early Investors - All Other Investors	1.6 x 1.5 x
Revenue Percentage[1]	1.0 - 3.0%
Payment Frequency	Quarterly
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Maturity Date	01/01/2028
Accrual Rate	1.0%

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[1] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.0% and a maximum rate of 3.0% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases.

[2] To reward early participation, the investors who contribute the first $75,000.0 raised in the offering will receive a 1.6x cap. Investors who contribute after $75,000.0 has been raised in the offering will receive a 1.5x cap.

1. Revenue Sharing Agreement

This Note is subject to the Company's Revenue Sharing Agreement attached hereto as Exhibit B as if all the terms of the Revenue Sharing Agreement were set forth in this Note.

2 Payment Obligation

2.1 First Payment

On the First Payment Date, the Company shall pay to Purchaser an amount equal to (i) the Purchaser Percentage (as defined in the Investor Information Sheet above), multiplied by (ii) the Revenue Percentage, multiplied by (iii) the Total Revenue of the Company for the period beginning on the Sharing Start Date and ending on the last day of the month before the First Payment Date.

2.2. Subsequent Quarterly Payments

On the date three (3) months following the First Payment Date, and on each three (3) month anniversary thereafter, the Company shall pay to Purchaser an amount equal to (i) the Purchaser Percentage, multiplied by (ii) the Revenue Percentage, multiplied by (iii) the Total Revenue of the Company for the period of three (3) months beginning immediately on the day after the previous calculation.

2.3. Prepayment

At any time, without notice to Purchaser, may pay to Purchaser any amount in excess of the payments required by sections 2.1 and 2.2.

2.4. Termination of Payments

Notwithstanding section 2.2, no payments shall be due to Purchaser after Purchaser has received an aggregate amount under this Note, including payments made by the Company pursuant to section 2.3, equal to (i) the Principal Amount (as defined in the Investor Information Sheet above), multiplied by (ii) the Maximum Payment Multiple. We refer to the result of this multiplication as the "Maximum Payment Amount."

2.5. Payment on Maturity Date

Unless payments have already terminated as a result of section 2.4, on the Maturity Date the Company shall pay to Purchaser an amount equal to the Maximum Payment Amount minus the aggregate of all payments made by the Company to Purchaser under this Note, including payments made by the Company pursuant to section 2.3.

2.6. Payment on Change of Control

2.6.1. General Rule

If the Company experiences a Change of Control, then the Company shall promptly pay to Purchaser an amount equal to the Maximum Payment Amount minus the aggregate of all payments made by the Company to Purchaser under this Note, including payments made by the Company pursuant to section 2.3.

2.6.2 Change of Control Defined

For purposes of this this Note, the term "Change of Control" means (i) the sale, transfer or other disposition of all or substantially all of the Company's assets and business; or (ii) the sale, transfer or other disposition of outstanding securities of the Company representing at least Fifty Percent (50%) of the voting power of the Company; or (iii) a merger or consolidation of the Company with or into another entity, such as another limited liability or corporation, except a merger or consolidation in which the owners of the Company's equity securities immediately before such merger or consolidation continue to own securities representing more than Fifty Percent (50%) of the voting power of the Company or the surviving or acquiring entity; or (iv) the liquidation, dissolution or winding up of the Company. It does not mean a change in the corporate form of the Company, e.g., a change from a limited liability company to a corporation, or a change in the jurisdiction of the Company's organization.

2.7. Total Revenue Defined

The "Total Revenue" of the Company for any period means the gross sales price of all merchandise, gift or merchandise certificates, or services sold by the Company during the period, using the same method of accounting used for Federal income tax purposes, reduced by (i) the sales price of all merchandise returned by customers and accepted for full credit or the amount of discounts and allowances made on such merchandise to the extent previously included in revenue; (ii) the amount of any sales taxes, so-called luxury taxes, consumers' excise taxes, gross receipts taxes, and other similar taxes imposed upon the sale of merchandise or services, but only if collected separately from the selling price of merchandise or services and collected from customers and paid to the taxing authority; (iii) the amount of any sales of fixtures, equipment, or other property which are not stock in trade of the Company; (iv) the amount of any sales of gift or merchandise certificates until converted to a sale by redemption for actual merchandise or services; (v) any cash or credit discount, allowance, or refund made upon any sales; and (vi) tips or gratuities paid by customers to or for the benefit of the Company's employees which are retained by the Company's employees.

3. Nature of Obligation

For all purposes, including but limited to Federal and State tax purposes, this Note shall be treated as a debt and not as an equity interest.

4) Treatment of Interest

For Federal and State tax purposes (i) interest shall accrue at the Accrual Rate, and (ii) payments made pursuant to section 2 shall first be treated as interest, up to the amount of interest so accrued, then shall be treated as principal, until Purchaser has received, as principal, the entire Principal Amount, and then shall be treated as interest.

5) No Violation of Usury Laws

If any payment required under this Note would otherwise violate any law limiting the amount of interest that may be charged (i.e., "usury" laws), then, notwithstanding section 3, the amount in excess of the allowable interest payment shall be deemed to be a direct interest in the Company's income, and not as interest.

6) Consequences of Default

Upon the occurrence of any Event of Default, as defined in the Revenue Sharing Agreement:

6.1 Any unpaid amounts under section 2 shall bear interest at one and one-quarter percent (1.25%) per month;

6.2. Purchaser may immediately demand from Company an amount equal to the Maximum Payment Amount minus the aggregate of all payments made by the Company to Purchaser under this Note, including payments made by the Company pursuant to section 2.3; and

6.3. Purchaser may exercise any other remedy available in the Revenue Sharing Agreement or by law.

EXHIBIT B

REVENUE SHARING AGREEMENT

This Revenue Sharing Agreement is entered into by **Biscuit & Counter** (the "Company") and each person who acquires a Revenue Sharing Note referencing this Revenue Sharing Agreement (a "Holder"). Background A. The Company sold Revenue Sharing Notes (the "Notes") to the Holders through Mainvest, Inc. (the "Portal") at www.Mainvest.com (the "Site"). B. This Revenue Sharing Agreement sets forth certain terms applicable to the Notes that are not set forth in the Notes themselves. NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1. Application of this Revenue Sharing Agreement to Notes

The terms of this Revenue Sharing Agreement shall apply to each Note as if the terms of this Revenue Sharing Agreement were fully set forth in each Note.

2. Pro Rata Payments

Payments to the Holders shall be pro rata with other Holders who purchased Notes in the same offering, based on the Principal Amount of each such Note. If a Holder receives a payment in excess of his, her, or its pro rata share, the excess shall be deemed to be held in trust for the benefit of other Holders.

3. Form of Payments

All payments to Holders will be made as Automated Clearing House (ACH) deposits into an account designated by each Holder at the Site.

4. Withholding

If any withholding tax is imposed on any payment made by the Company to a Holder pursuant to a Note, such tax shall reduce the amount otherwise payable with respect to such payment. Upon request of the Company, the Holder shall provide the Company with an Internal Revenue Service Form W-9 or other similar withholding certificate of a State, local or foreign governmental authority such that the Company may make payments under the Note without deduction for, or at a reduced rate of deduction for, any tax.

5. Voting Rights

Ownership of a Note does not give the Holder the right to vote or otherwise participate in the management of the Company.

6. Restrictions on Holders

No Holder may, under any circumstances (i) take any action to collect a Note, except as provided in this Revenue Sharing Agreement; or (ii) record, or try to record, a Note or any other instrument relating to a Note.

7. Transfers of Notes

7.1. Conditions on Permitted Transfers

In the event a Holder proposes to sell or transfer a Note, the Company may, but shall not be required to, impose reasonable conditions on such sale or transfer including, but not limited, to: (i) Notes may be transferred only in whole units, i.e., fractions of Notes may not be transferred; (ii) the transferee shall agree in writing to be bound by this Revenue Sharing Agreement; (iii) the transferor shall provide the Company with an opinion of counsel, satisfactory in form and substance to the Company's counsel, stating that the transfer is exempt from registration under the Securities Act of 1933 and other applicable securities laws; and (iv) the transferor and transferee shall together pay in advance for any reasonable expenses the Company expects to incur in connection with the transfer, including attorneys' fees.

7.2. First Right of Refusal

7.2.1. In General

In the event a Holder (the "Selling Holder") desires to sell or otherwise transfer one or more Notes (the "Transfer Notes") to a third party, he, she, or it shall notify the Company, specifying the Note(s) to be transferred, the purchase price, the form of consideration, and all other material terms, as well as a copy of the legally-binding, non-contingent agreement setting forth such terms (the "Sales Notice"). Within thirty (30) days after receipt of the Sales Notice, the Company shall notify the Selling Holder whether the Company or a person designated by the Company elects to purchase all (but not less than all) of the Transfer Notes. If the Company has not elected to purchase all of the Transfer Notes within the thirty (30) day period described above, the Selling Holder may proceed with the sale to the proposed purchaser, subject to section 5.1. If the Company does not elect to purchase the Transfer Notes within the thirty (30) day period described above, and the Selling Holder and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradeable securities to deferred payment obligations or non-tradeable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Holder and the purchaser shall be treated as a new offer and shall again be subject to this section.

7.2.2. Exception

This section 7.2 (the Company's first right of refusal) will not apply to a transfer by a Holder to or for the benefit of the Holder's spouse, child, or grandchild, or to a trust for their exclusive benefit. However, the transferee must sign a document agreeing to be bound by all of the terms and conditions of this Revenue Sharing Agreement, and the transferee may not transfer the Note under this section 7.2.2.

8. No Security Interest

Holders shall have no security interest in any of the Company's assets or other collateral. Nothing in this Revenue Sharing Agreement or in the Notes, express or implied, shall be construed to constitute a security interest under the Uniform Commercial Code or similar legislation, now in effect or hereafter enacted and made effective, in any jurisdiction.

9. Subordination

Each Note shall be subordinated to all indebtedness of the Company to banks, commercial finance lenders, leasing and equipment financing institutions and/or other institutions regularly engaged in the business of lending money.

10. Amendment

Each Note and this Revenue Sharing Agreement may be amended with the written consent of (i) the

Company, and (ii) Holders who own more than fifty percent (50%) of all such Notes issued in the same offering.

11. No Pre-Emptive Rights

If the Company raises more capital following the offering in which the Notes were issued, the Company might offer to Holders the opportunity to invest, but will not be required to do so. This means the Holders do not have "pre-emptive rights" to invest.

12. Waivers

The Company hereby waives presentment for payment, demand, notice of dishonor, protest and notice of protest of this Note and all other notices in connection with delivery, acceptance, performance, default or enforcement of the payment of this Note. Liability hereunder shall be unconditional and shall not be affected in any manner by any indulgence, extension of time, renewal, waiver, or modification consented to by Holders.

13. Defaults and Remedies

13.1 Events of Default

An "Event of Default" shall be deemed to have occurred for purposes of this Revenue Sharing Agreement if (and only if):

13.1.1. The Company fails to pay to a Holder any amount due and such failure continues for fifteen (15) days following written notice to the Company; or

13.1.2. The Company files (i) a voluntary petition in bankruptcy; or (ii) a petition or an answer seeking reorganization or an arrangement with creditors, or to take advantage of any insolvency, readjustment of loan, dissolution or liquidation law or statute; or (iii) an answer admitting the material allegations of a petition filed against the Company in any proceeding under any such law; or

13.1.3. An order, judgment, or decree is entered, without the consent of the Company, by any court of competent jurisdiction, appointing a receiver, trustee, or liquidator for the Company, if such order, judgment or decree shall continue unstayed and in effect for a period of sixty (60) days; or

13.1.4. The Company is in default with respect to any other of its debt obligations; or

13.1.5. The Company becomes unable to pay its debts as they become due; or

13.1.6. The Company breaches any of its obligations under this Revenue Sharing Agreement and such breach remains uncured for ninety (90) days following written notice.

13.2 Force Majeure

An Event of Default shall not be deemed to have occurred as a result of a breach or failure by the Company is such breach or failure is caused by Acts of God, government restrictions (including the denial or cancellation of any export or other necessary license), wars, insurrections and/or any other cause beyond the reasonable control of the Company; provided that the Company shall give Holders written notice explaining the cause and its effect in reasonable detail. Dates by which performance obligations are scheduled to be met will be extended for a period of time equal to the time lost due to any delay so caused.

13.3. Consequences of Default

13.3.1. Notice

Upon the occurrence of an Event of Default, the Company shall provide written notice to all Holders (a "Notice of Default"). The Notice of Default shall (i) describe the circumstances surrounding the Event of Default, (ii) reference the need for the Holders to appoint a Representative pursuant to section 12.3.2 below, and (iii) be accompanied by (A) a copy of this Revenue Sharing Agreement, and (B) a list of all of the Holders, the email address of each Holder on file with the Company, and the original Principal Amount with respect to each Holder's Note.

13.3.2. Appointment of Representative

(a) Selection

Upon the occurrence of an Event of Default, a single representative shall be appointed to represent all of the Holders (the "Representative"). The Representative (i) may, but need not, be a Holder; (ii) shall not be affiliated with or related to the Company; and (iii) shall be selected by the Holders as follows:

1. For a period of up to twenty (20) business days following the Notice of Default, the Holders shall confer among themselves as to the appointment of a Representative.

2. If at any time during such twenty (20) day period, the Holders of a majority of the Notes, measured by the original Principal Amount of each such Note (a "Majority"), agree as to the appointment of a Representative, that person shall be the Representative.

(3) If, at the conclusion of such twenty (20) day period, no Representative has been appointed by a Majority, each Holder shall submit the name of up to three (3) persons such Holder would accept as the Representative.

(4) With each name appearing on any Holder's list there shall be associated a number equal to the total principal amount outstanding of all Notes held by Holders whose lists included such name.

(5) The person whose name is associated with the largest number shall be appointed as the Representative.

(b) Authority of Representative

The Representative shall have the power, on behalf of each Holder, to pursue such remedies as may be available by law and pursuant to this Revenue Sharing Agreement, for the purpose of maximizing the return to the Holders as a group, and to settle the claims of each Holder on such terms as the Representative may determine in its sole and unlimited discretion, subject to the other provisions of this Revenue Sharing Agreement. The Representative may pursue such remedies notwithstanding that the Representative does not have physical possession of the Notes and without naming the Holders as parties.

(c) Power of Attorney

Upon the appointment of a Representative, each Holder shall be deemed to have granted to the Representative a limited Power of Attorney for the purpose of carrying out such Representative's responsibilities under this Revenue Sharing Agreement. Each Holder shall, upon the request of the Representative, execute such additional documents and instruments as may be reasonably necessary to confirm such limited Power of Attorney and otherwise carry out the purposes of this Revenue Sharing Agreement.

(d) No Separate Claims

No Holder may bring any claim against the Company to enforce the payment obligation evidenced by a Note. All such claims may be brought only by the Representative, acting on behalf of, and in the name of, each Holder, in accordance with the provisions of this Revenue Sharing Agreement.

(e) Release of Claims by Holders

Each Holder hereby releases the Representative for all claims arising from the Representative's performance of its services pursuant to this Revenue Sharing Agreement, except and to the extent that a Holder can demonstrate by clear and convincing evidence that such act or omission constituted gross negligence or intentional misconduct.

(f) Fees and Expenses of Representative

The reasonable fees and costs of the Representative, including but not limited to reasonable attorneys' fees, shall be the obligation of the Company, and shall be added on to the amount otherwise payable with respect to the Notes, and no Holder shall be obligated to pay such fees or costs directly; provided, however, that following an Event of Default, any further payments made by the Company shall first be used to pay the reasonable fees and costs of the Representative, and not to make any payments with respect to the Notes, and if any Holder shall receive any payment with respect to his, her, or its Note before all of the reasonable fees and costs of the Representative have been paid, such Holder shall promptly pay such amount to the Representative.

(g) Resignation of Representative

A Representative may resign at any time by giving notice to the Company and all of the Holders of the Notes at least thirty (30) days before such resignation is to become effective. Upon the resignation of a Representative, a replacement shall be selected by the affirmative vote of Holders holding a majority of the Notes, measured by outstanding principal amount. If such Holders have not selected a replacement Representative within sixty (60) days following the effective date of the resignation, then Portal may, at any time, by giving notice to the Company and all of the Holders, designate a replacement Representative who shall not be related to or affiliated with Portal or the Company.

(h) Termination of Representative

The services of a Representative may be terminated at any time by the affirmative vote of Holders holding a majority of the Notes, measured by the outstanding principal amount with respect to each such Note, but only if they simultaneously appoint a replacement Representative.

13.4. Remedies

Upon the occurrence of an Event of Default, the Holders shall be entitled to any remedy that may be available by law and as set forth in the Note itself. However, the Representative shall not, without the affirmative written consent of a Majority, exercise the remedy set forth in section 6.2 of the Notes (an "Acceleration")

13.5. Payments Deemed Held in Trust

Any Holder who receives a payment on a Note while an Event of Default remains in effect with respect to such Note in excess of the amount such Holder should have received shall be deemed to be holding such excess in trust for the benefit of other Holders and the Representative, and shall return such excess on demand.

13.6. Forbearance Not a Waiver

If a Holder or the Representative delays in exercising or fails to exercise any of its rights under a Note or this Revenue Sharing Agreement, that delay or failure shall not constitute a waiver of any rights or of any breach or default. No waiver by a Holder or the Representative shall be effective unless the waiver is expressly stated in a writing signed by the Holder or the Representative, as the case may be.

13.7. Termination of Default

An Event of Default shall be deemed to have been terminated upon the earliest to occur of:

13.7.1. The date the Representative and the Company enter into a settlement of all claims; or

13.7.2. If an Acceleration has not been authorized by the Holders, the date the Company has paid (i) to the Holders, all payments due through such date; and (ii) to the Representative, all the fees and expenses described in section 12.3.2(f); or

13.7.3. If an Acceleration has been authorized by the Holders, the date the Company has paid (i) to the Holders all payments due through such date; and (ii) to the Representative, all the expenses described in section 12.3.2(f); but only if a Majority agrees to annul the demand for Acceleration.

13.8 Waiver of Past Defaults

A Majority may, by notice to the Representative, waive an existing Event of Default and its consequence. When an Event of Default is waived, it is deemed cured, but no such waiver shall extend to any subsequent or other Event of Default or impair any consequent right.

14. Miscellaneous

14.1. Electronic Delivery

All communications from the Company to Holders, including but not limited to all tax forms, shall be via electronic delivery.

14.2. Notice

Any notice or document required or permitted to be given under this Revenue Sharing Agreement may be given by a party or by its legal counsel and shall be deemed to be given on the date transmitted by overnight delivery service or by email with written confirmation of receipt, to the address of the Company set forth in the Company's Form C, to the address of a Holder provided by the Holder at the Site, or such other address as a party may designated by notice complying with this section.

14.3. Payments

All payments of principal and interest on the Notes will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account designated by each Holder at the Site.

14.4. Governing Law

This Revenue Sharing Agreement and each Note shall be governed by the internal laws of Massachusetts without giving effect to the principles of conflicts of laws. Each Holder hereby (i) consents to the personal jurisdiction of the Massachusetts courts or the Federal courts located in or most geographically convenient to Essex County, Massachusetts, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Holder, (iv) consents to service of process by notice sent by regular mail to the address used by the Holder to register at the Site and/or by any means authorized by Massachusetts law, and (v) if such Holder is not otherwise subject to service of process in Massachusetts, agrees to appoint and maintain an agent in Massachusetts to accept service, and to notify the Company of the name and address of such agent.

14.5. Titles and Captions

All article, section and paragraph titles and captions contained in this Revenue Sharing Agreement (like "Titles and Captions" in this section) are for convenience only and are not deemed a part of the context hereof.

14.6. Days

Unless specified otherwise, any period of days mandated under a Note or this Revenue Sharing Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.